SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c)
THEREUNDER

Miramar Mining Corporation

(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s incorporation or Organization)

Miramar Mining Corporation

(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

60466E100
(CUSIP Number of Class of Securities)

Anthony Walsh
Miramar Mining Corporation

Suite 300
899 Harbourside Drive

North Vancouver, BC  V7P 3S1

Canada

(604) 985-2572

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Leslie T. Gord Gowling Lafleur Henderson LLP Suite 1600 1 First Canadian Place 100 King Street West Toronto, Ontario M5X 1G5 Canada (416) 369-7309	Copies to:	Christopher J. Barry Dorsey & Whitney LLP 1420 Fifth Avenue Suite 3400 Seattle, WA 98101 USA (206) 903-8800

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.  Home Jurisdiction Documents

Directors’ Circular Dated October 31, 2007

Item 2.  Informational Legends

See “Notice to U.S. Shareholders” in the Directors’ Circular Dated October 31, 2007

This is an important document that requires your careful review and consideration. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

DIRECTORS’ CIRCULAR

recommending

ACCEPTANCE

of the offer by

Newmont Mining B.C. Limited

a wholly-owned indirect subsidiary of

Newmont Mining Corporation

to purchase all of the outstanding common shares of

Miramar Mining Corporation

The Board of Directors of Miramar Mining Corporation has UNANIMOUSLY DETERMINED that the Offer by Newmont Mining B.C. Limited to purchase all of the outstanding common shares of Miramar is in the best interests of Miramar and is fair to Shareholders from a financial point of view and UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and TENDER their common shares to the Offer. All of the directors and senior officers of Miramar have entered into written agreements pursuant to which they have agreed to accept the Offer and tender their common shares to the Offer.

October 31, 2007

NOTICE TO U.S. SHAREHOLDERS

The offer referred to herein is made for the securities of a Canadian issuer and, while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Miramar is incorporated under the laws of British Columbia, that none of its directors or officers is a United States resident and that all or a substantial portion of the assets of Miramar and said persons may be located outside of the United States.

i

DEFINITIONS

In this Directors’ Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in this Directors’ Circular.

“Acquisition Proposal” means any offer, proposal or inquiry from any person or group of persons after the date of the Support Agreement relating to: (i) any acquisition or purchase, direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Miramar and its subsidiaries or 20% or more of the voting or equity securities of Miramar or any of its subsidiaries (or rights or interests therein or thereto) whose assets or revenue, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of Miramar, (ii) any take-over bid or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Miramar or any of its subsidiaries whose assets or revenue, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of Miramar, or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Miramar or any of its subsidiaries whose assets or revenue, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of Miramar.

“Alternative Transaction” means another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or any of its affiliates would effectively acquire all of the Miramar Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to Miramar and the Shareholders that are equivalent to or better than those contemplated by the Support Agreement.

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended.

“associate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended.

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“BMO Fairness Opinion” means the fairness opinion dated October 8, 2007 from BMO Capital Markets to the Board of Directors.

“BMO Capital Markets” means BMO Nesbitt Burns Inc.

“Board of Directors” means the board of directors of Miramar.

“Directors’ Circular” means this circular of the Board of Directors.

“Effective Time” means the time of the appointment to the Board of Directors of persons designated by the Offeror (which must be within five business days of the Offeror first having taken up and paid for Miramar Shares deposited under the Offer).

“Expiry Time” means 5:00 p.m. (Toronto time) on December 6, 2007, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

“Fairness Opinions” means the BMO Fairness Opinion and the Paradigm Fairness Opinion.

“fully-diluted basis” means, with respect to the number of outstanding Miramar Shares at any time, the number of Miramar Shares that would be outstanding if all rights to acquire Miramar Shares were exercised, other than those that are not, and cannot in accordance with their terms become, exercisable within 120 days following the Expiry Time, but including all Miramar Shares issuable upon the exercise of Miramar Options, whether vested or unvested, but not upon the exercise of Miramar Warrants.

“Lock-up Agreements” means the lock-up agreements dated October 8, 2007 entered into between the Offeror and each of the Locked-up Shareholders.

“Locked-up Shareholders” means all of the directors and senior officers of Miramar.

“Minimum Tender Condition” means the number of Miramar Shares that, together with the Miramar Shares held by the Offeror and its affiliates, constitutes at least 66 2/3% of the Miramar Shares outstanding at the Expiry Time, calculated on a fully-diluted basis.

“Miramar” means Miramar Mining Corporation, a corporation existing under and governed by the BCBCA.

“Miramar Options” means the outstanding options to acquire Miramar Shares pursuant to the Stock Option Plan, each of which represents the right to purchase one Miramar Share on payment of the exercise price.

“Miramar Shares” means the common shares in the capital of Miramar.

“Miramar Warrants” means the 18,500,000 warrants held by NMCCL, each of which is exercisable to purchase one Miramar Share at a price of $2.75 until November 22, 2009.

“Net Cash Payment” means, with respect to any Miramar Option, a cash payment equal to the in-the-money amount thereof.

“Newmont” means Newmont Mining Corporation, a corporation incorporated under the laws of Delaware.

“NMCCL” means Newmont Mining Corporation of Canada Limited, a corporation incorporated under the laws of Canada and an indirect subsidiary of Newmont.

“NMCCL Subscription Agreement” means the subscription agreement dated November 17, 2005 between Miramar and NMCCL.

“Offer” means the offer by the Offeror to purchase all of the outstanding Miramar Shares, including Miramar Shares issuable upon the exercise of Miramar Options but excluding all Miramar Shares owned by the Offeror and its affiliates.

“Offer Price” means $6.25 per Miramar Share.

“Offeror” means Newmont Mining B.C. Limited, a corporation incorporated under the laws of British Columbia and a wholly-owned indirect subsidiary of Newmont.

“Offeror Circular” means the offer to purchase and circular of the Offeror dated October 31, 2007 setting forth the terms and conditions of the Offer.

“Paradigm Capital” means Paradigm Capital Inc.

“Paradigm Fairness Opinion” means the fairness opinion dated October 8, 2007 from Paradigm Capital to the Board of Directors.

“Shareholder” means a holder of Miramar Shares other than the Offeror and subsidiaries of Newmont.

“Stock Option Plan” means the stock option plan of Miramar.

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a person subsequent to the date of the Support Agreement (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Miramar Shares or substantially all of the assets of Miramar (including the Hope Bay project) and offering or making available to all shareholders the same consideration in form and amount per Miramar Share to be purchased or otherwise acquired; (ii) that complies with all applicable securities laws; (iii) that is not subject to a financing contingency and in respect of which such person has delivered to the Board of Directors a letter of commitment of one or more financial institutions of nationally recognized standing, such letter(s) committing the required funds to effect payment in full for all of the Miramar Shares on a fully-diluted basis; (iv) that is not subject to any due diligence and/or access condition; (v) that the Board of Directors has determined in good faith (after receipt of advice from its financial advisors and its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (vi) in respect of which the Board of Directors determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Acquisition Proposal to shareholders would be inconsistent with its fiduciary duties and (y) that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), reasonably be expected to result in a transaction more favourable to the shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Offeror pursuant to its rights to match.

“Support Agreement” means the support agreement dated October 8, 2007 between Newmont, the Offeror and Miramar.

“Termination Payment” means the fee payable in certain circumstances by Miramar to the Offeror in accordance with the terms and conditions of the Support Agreement.

“TSX” means the Toronto Stock Exchange.

Unless otherwise indicated herein, all dollar amounts set forth in this Directors’ Circular are in Canadian dollars.

THE OFFER

This Directors’ Circular is issued by the Board of Directors of Miramar in connection with the Offer by the Offeror to purchase all of the outstanding Miramar Shares at a price of $6.25 in cash for each Miramar Share, upon the terms and subject to the conditions set forth in the Offeror Circular.

The Offer expires at 5:00 p.m. (Toronto time) on December 6, 2007 unless the Offer is withdrawn or extended.

Reference is made to the Offeror Circular for details of the terms and conditions of the Offer.

The Offer has been made pursuant to the terms of the Support Agreement, the key terms of which are summarized below under “Support Agreement”.

RECOMMENDATION OF THE BOARD OF DIRECTORS

After carefully considering the terms of the Support Agreement, the terms of the Offer, the advice of its financial advisors, including the Fairness Opinions (complete copies of which are attached as Schedules A and B to this Directors’ Circular), the advice of its legal advisors and various additional matters, the Board of Directors has unanimously determined that the Offer is in the best interests of Miramar and is fair to Shareholders from a financial point of view and unanimously recommends that Shareholders accept the Offer and tender their Miramar Shares to the Offer. See “Reasons for Recommendation”.

All of the directors and senior officers of Miramar have entered into the Lock-up Agreements pursuant to which they have irrevocably agreed to accept the Offer and, not later than five business days prior to the initial Expiry Time, deposit their Miramar Shares under the Offer and, with respect to their Miramar Options, either (i) deposit under the Offer the Miramar Shares issued upon exercise of such Miramar Options, or (ii) deposit such documents as are necessary to surrender such Miramar Options for cancellation in return for a payment equal to the Net Cash Payment. See “Lock-up Agreements”.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR MIRAMAR SHARES TO THE OFFER.

Shareholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully considered the Offer and received the benefit of advice from its financial and legal advisors. In unanimously concluding that the Offer is in the best interests of Miramar and is fair to Shareholders and determining to recommend the Offer to Shareholders the Board of Directors identified a number of specific positive factors, including the following:

1.                                      Significant Premium Over Market Price

The Offer Price for the Miramar Shares represents a premium of 20.4% over the closing price of the Miramar Shares on the TSX on October 5, 2007, the last trading day on the TSX before the Support Agreement was finalized and executed and the Offer was announced, and a premium of approximately 29% over the weighted average trading price of the Miramar Shares on the TSX for the 20 trading days preceding the announcement of the Support Agreement and the Offer.

2.                                      Negotiated Offer Price

Based on Miramar’s negotiations with the Offeror, the Board of Directors believes that the Offer Price for the Miramar Shares reflects the highest price per Miramar Share that the Offeror is willing to pay. In addition, based on its knowledge of the gold industry and previous discussions with other potential parties, the Board of Directors does not consider it to be likely that any third party will offer a higher price than the Offeror. See “Background to the Offer”.

3.                                      Fairness Opinions

BMO Capital Markets has delivered to the Board of Directors the BMO Fairness Opinion stating that, as of the date thereof and subject to the assumptions and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the Shareholders.  Paradigm Capital has delivered to the Board of Directors the Paradigm Fairness Opinion stating that, as of the date thereof and subject to the assumptions and limitations set forth therein, the Offer is fair, from a financial point of view, to the Shareholders.  A copy of the BMO Fairness Opinion and the Paradigm Fairness Opinion is attached to this Directors’ Circular as Schedule A and B, respectively.  See “Fairness Opinions” below.

4.                                      Cash Offer Price

The Offer represents an opportunity for Shareholders to sell their Miramar Shares for cash which provides certainty of value compared to a transaction in which they would receive non-cash consideration.

5.                                      Superior Proposal Permitted

The terms of the Support Agreement permit the Board of Directors to respond, in accordance with its fiduciary duties, to a Superior Proposal made prior to the completion of the Offer. If Miramar enters into a definitive agreement with respect to a Superior Proposal (among other events), the Termination Payment would become payable by Miramar to the Offeror. See “Termination Payment”. The ability of the Board of Directors to respond to a Superior Proposal is subject to the conditions contained in the Support Agreement. See “Superior Proposals” and “Right to Match” below.

6.                                      Reasonable Termination Payment

The Termination Payment (representing approximately 2.9% of the fully diluted equity value of Miramar at the Offer Price for the Miramar Shares) that would become payable by Miramar to the Offeror in certain circumstances under the Support Agreement and described below under “Termination Payment” is reasonable in relation to the value of the Offer and similar fees paid in comparable transactions.

7.                                      Legal Advice

The Board of Directors received legal advice that entering into the Support Agreement was not inconsistent with its fiduciary obligations and does not preclude the Board of Directors from continuing to act in a manner consistent with such fiduciary obligations.

The Board of Directors also considered certain negative factors which may arise from the Offer, including the following:

1.                                       Miramar will no longer exist as an independent company and the Shareholders will no longer have a financial interest in its activities.

2.                                       The Offer contains the Minimum Tender Condition.  Under the Support Agreement, the Offeror may decrease the Minimum Tender Condition with the prior consent of Miramar, which consent cannot be unreasonably withheld.  Although the Board of Directors considers it unlikely that the Offeror will decrease the Minimum Tender Condition, if that were to occur, the Board of Directors would consider whether to give its consent based upon the circumstances at the time.  The Board of Directors is aware that in such circumstances there may not be a reasonable basis that is consistent with its fiduciary duties for withholding consent.  As a result, Miramar might remain a publicly-traded company with a reduced public float and reduced liquidity for a considerable period of time.

3.                                       Under the terms of the Support Agreement (i) Miramar has agreed not to solicit other Acquisition Proposals, (ii) in order to respond to a bona fide unsolicited Acquisition Proposal, Miramar must enter into a confidentiality agreement containing a standstill provision before it is permitted to provide access to information or engage in discussions with any third party, and (iii) Miramar must pay to the Offeror the Termination Payment if the Support Agreement is terminated under certain circumstances, all of which may deter others from proposing an Acquisition Proposal which may be a Superior Proposal to the Offer.

4.                                       The gains, if any, from the Offer will be taxable to Shareholders for Canadian and U.S. federal income tax purposes. U.S. Shareholders should pay particular attention to the disclosure in the Offeror Circular under the heading “Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies”.

5.                                       Although the Offeror has stated its intention to do so, and the Board of Directors has no reason to believe otherwise, the Support Agreement does not require the Offeror to effect a second step transaction to acquire the Miramar Shares not purchased or tendered under the Offer.

The foregoing discussion of the factors, both positive and negative, considered by the Board of Directors is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its review and consideration of the Offer. Shareholders should consider the Offer carefully and make their own decision as to acceptance or rejection of the Offer.

FAIRNESS OPINIONS

The Board of Directors has received the BMO Fairness Opinion from BMO Capital Markets, the financial advisor to Miramar, stating that, based upon and subject to the assumptions and limitations set forth therein, BMO Capital Markets is of the opinion that, as at the date thereof, the Offer Price is fair, from a financial point of view, to Shareholders.

The full text of the BMO Fairness Opinion, which sets forth assumptions made, matters considered and qualifications and limitations on the review undertaken by BMO Capital Markets in connection with the BMO Fairness Opinion, is attached as Schedule A.  Shareholders are urged to read the BMO Fairness Opinion in its entirety.

The Board of Directors has also received the Paradigm Fairness Opinion from Paradigm Capital, stating that, based upon and subject to the assumptions and limitations set forth therein and such other factors as Paradigm Capital considered relevant, Paradigm Capital is of the opinion that, as of the date thereof, the Offer is fair, from a financial point of view, to Shareholders.

The full text of the Paradigm Fairness Opinion, which sets forth assumptions made, matters considered and qualifications and limitations on the review undertaken by Paradigm Capital in connection with the Paradigm Fairness Opinion, is attached as Schedule B.  Shareholders are urged to read the Paradigm Fairness Opinion in its entirety.

NMCCL SUBSCRIPTION AGREEMENT

Pursuant to the NMCCL Subscription Agreement, on November 22, 2005, NMCCL purchased 18,500,000 units of Miramar at a price of $2.35 per unit for an aggregate purchase price of $43,475,000.  Each unit consisted of one Miramar Share and one Miramar Warrant.  At the date of purchase, the 18,500,000 Miramar Shares included in the units represented 9.9% of the total number of Miramar Shares then outstanding (19.9% after giving effect to the exercise of the Miramar Warrants).  The NMCCL Subscription Agreement contains several provisions that continued after the closing of the purchase and sale of the units.  These provisions are a standstill, a resale restriction, a participation right and ongoing technical support.

The standstill provision in the NMCCL Subscription Agreement provides that, for a period of four years after the closing date, NMCCL will not, without the prior written consent of Miramar (which consent can be given or withheld by Miramar in its sole discretion) permit its direct or indirect beneficial ownership to exceed 19.99% of the number of Miramar Shares then outstanding (after giving effect to the exercise of the Miramar Warrants) provided that the foregoing will not apply, among other things, for the duration of a take-over bid made by an offeror other than NMCCL to all or substantially all of the Shareholders (including NMCCL) to purchase at least 50% of the outstanding Miramar Shares or if NMCCL makes a take-over bid to all or substantially all of the Shareholders to purchase all of the outstanding Miramar Shares and such take-over bid is open for acceptance for at least 60 days.  In connection with entering into the Support Agreement, Miramar has waived this provision (see “Waiver of Standstill”).

The resale restriction in the NMCCL Subscription Agreement provides that, for a period of four years after the closing date, NMCCL cannot sell, transfer or dispose of its Miramar Shares, the Miramar Warrants or the Miramar Shares issued upon exercise of the Miramar Warrants except by way of a broadly distributed public offering pursuant to a “bought deal” underwriting of the securities to be sold or by way of a private placement to one or more institutional or other placees.  If Newmont proposes to sell Miramar Shares (including upon the exercise of Miramar Warrants) it is required to give Miramar notice and Miramar has the right for a period of 10 business days to purchase or designate the purchasers that will purchase such Miramar Shares at the same price and on the same terms, failing which NMCCL has 60 days to sell such Miramar Shares at a price that is not less than the price set forth in the notice.

Pursuant to the participation right, Miramar granted to NMCCL the right to participate to the extent of 19.99% in any form of financing by Miramar (other than pursuant to the exercise of options granted or to be granted under the Stock Option Plan or pursuant to then existing rights, options or warrants to purchase Miramar Shares).  The participation right will terminate in the event that NMCCL ceases to beneficially own at least 10% of the Miramar Shares outstanding at any time (calculated after giving effect to the exercise of the Miramar Warrants).  NMCCL has waived its participation rights with respect to all financings carried out by Miramar since the closing of the purchase of Miramar Shares and the Miramar Warrants pursuant to the NMCCL Subscription Agreement and, as at October 29, 2007, owned approximately 8.4% of the Miramar Shares outstanding (approximately 15.4% after giving effect to the exercise of the Miramar Warrants).

The NMCCL Subscription Agreement also contains a technical support provision.  Pursuant to this provision, Miramar agreed to cooperate with NMCCL by granting periodic access to Miramar’s technical data, permitting information, work plans and programs and by permitting site visits to the Hope Bay project.  As consideration, NMCCL agreed to provide Miramar with any non-proprietary data and non-interpretive results of analyses relating to the Hope Bay project generated by NMCCL and to make available for consultation its in-house staff with respect to technical, financial and permitting expertise necessary for the development of the Hope Bay project.

BACKGROUND TO THE OFFER

The Offeror Circular contains a description of the communications and sequence of events between November 2005, when Newmont purchased Miramar Shares and the Miramar Warrants pursuant to the NMCCL Canada Subscription Agreement, and October 9, 2007, the date on which the execution of the Support Agreement was announced. Miramar does not disagree with the description in the Offeror Circular but wishes to supplement it with the following additional information.

Commencing in 2000 and continuing into 2007, Miramar has from time to time engaged in discussions, and in some cases entered into confidentiality agreements, with other Canadian mining companies concerning the possibility of a significant transaction.  While some of these communications went beyond a preliminary stage, none of them reached the point of a formal agreement.

In early 2007, the Board of Directors initiated a strategic review of Miramar which involved the evaluation of three possible alternatives; Miramar continuing on its own with the development of the Hope Bay project, the sale of Miramar to an acquirer, or using Miramar Shares to make an acquisition.  Among the initiatives pursued by Miramar in early 2007 in connection with this strategic review were the following:

(a)                                  Miramar engaged BMO Capital Markets to contact Newmont and determine its interest in providing support to enable Miramar to make a competing offer for a Canadian public company which also owned a substantial project in Nunavut.  BMO Capital Markets subsequently advised Miramar that Newmont was not interested.

(b)                                 Miramar, through another investment banker, made inquiries concerning acquiring the gold assets of a major Canadian public mining company in exchange for Miramar Shares.  Miramar was subsequently informed that the other company had declined because the timing was not appropriate.

(c)                                  In late February 2007, Miramar exchanged draft confidentiality agreements, which were never executed, with a Canadian public mining company.

(d)                                 As described in the Offeror Circular, in late February 2007 Mr. Walsh, President and Chief Executive Officer of Miramar, and Mr. Fennell, Executive Vice-Chairman of

Miramar, informed Newmont of the strategic review and that one of the alternatives was a sale of Miramar.  However, nothing further came of this approach at that time.

On May 2, 2007, as disclosed in the Offeror Circular, a Newmont management team met in Vancouver with Mr. Walsh, Mr. Fennell and David Long, then Vice President, Legal of Miramar.  At a subsequent meeting held in Vancouver on May 25, 2007, which included financial advisors, Newmont presented the Miramar representatives with a draft summary of terms for discussion purposes based on cash consideration of $5.85 per Miramar Share.  Based on their expectations regarding share value, Miramar terminated the meeting.  At a meeting of the Board of Directors on June 5, 2007, the directors were advised of the draft Newmont summary of terms and received a presentation from BMO Capital Markets with respect to values and alternative strategies for responding to Newmont.

On August 1, 2007, as disclosed in the Offeror Circular, Messrs. Walsh and Fennell visited Newmont’s offices in Denver to meet with Richard O’Brien, the newly appointed Chief Executive Officer of Newmont, along with other members of Newmont management.  Messrs. Walsh and Fennell were advised that Newmont was open to considering a possible transaction with Miramar in the context of the other development opportunities available to Newmont.  Mr. Walsh made the suggestion that Newmont dispose of its Miramar Shares by way of a Dutch auction.  This suggestion was rejected by Newmont.

On September 25, 2007 and September 26, 2007, meetings took place during the Denver Gold Show and, at the conclusion of those meetings, the representatives of Miramar were advised that Newmont management might be prepared to recommend a transaction involving an increased purchase price of $6.18 per Miramar Share, subject to among other things, further due diligence and the negotiation of a satisfactory support agreement.  Miramar management requested that the proposal be put in writing in order that they could show it to the Board of Directors.  This occurred by way of a letter dated September 27, 2007 from Mr. O’Brien to the Board of Directors which reaffirmed that the Hope Bay project was only one of several development opportunities of similar scale and potential available to Newmont and that Newmont would be prepared to consider the acquisition of the Miramar Shares only if that opportunity was competitive with the other opportunities available to Newmont.  The letter advised the Board of Directors that, as discussed with Miramar management, the Hope Bay project was compelling for Newmont only at an acquisition cost of $6.18 per Miramar Shares.  The letter reiterated that Hope Bay’s competitive position was contingent on whether a transaction could be pursued on a basis consistent with the letter and an accompanying draft revised summary of terms.

On September 28, 2007, the Board of Directors met by telephone conference call and was brought up to date.  Based upon their expectations regarding share value and advice from BMO Capital Markets, none of the directors was prepared to consider approving a supported transaction at a price of $6.18 per Miramar Share. The Board of Directors also discussed at length the unresolved issues regarding the terms of the proposed support agreement as set out in the draft revised summary of terms and received advice from BMO Capital Markets and Miramar’s Canadian counsel.

On September 30, 2007, Mr. Walsh spoke with Mr. O’Brien and was advised that Mr. O’Brien would recommend a transaction for consideration by the Newmont board of directors at a price of $6.25 per Miramar Share, subject to completion of confirmatory due diligence and negotiation of an acceptable support agreement.  Mr. Walsh indicated that he believed his Board of Directors would agree to support a transaction at that price, assuming an acceptable support agreement could be negotiated.

Following the telephone call, the Board of Directors met by telephone conference call. After receiving advice from BMO Capital Markets that it would be in a position to give a fairness opinion based on an offer price of $6.25 per Miramar Share, the Board of Directors was polled.  The directors all indicated that they believed that they could support an offer at that price, if a support agreement containing acceptable terms and conditions could be negotiated.

On October 1, 2007, Newmont submitted to Miramar a request for updated due diligence relating to technical, financial, tax, legal and environmental matters.

On October 2, 2007, the first draft of the support agreement and form of lock-up agreement, based on the revised summary of terms presented by Newmont, was provided to Miramar’s Canadian counsel by Newmont’s Canadian counsel.  On the following day, mark-ups containing the combined comments of Miramar, BMO Capital Markets and Miramar’s Canadian and U.S. counsel were submitted to Newmont’s Canadian counsel.

On Thursday, October 4, 2007, Mr. Walsh and Mr. O’Brien spoke by telephone and Mr. Walsh was advised that, if the support agreement was to be settled in a manner that would enable Newmont to obtain board approval in a timely manner, it would be necessary for Miramar to limit and prioritize the outstanding issues.  Miramar complied with this request.

On Friday, October 5, 2007, the Board of Directors met again by telephone conference call.  The directors were advised of the current status of the negotiations on the support agreement and discussed the list of priority issues that had been provided to Newmont’s Canadian counsel.  In addition, the directors were informed that Newmont had completed its due diligence.  The Board of Directors also agreed to engage Paradigm Capital to provide a second fairness opinion.  Paradigm Capital had been on standby since May 2007, had already compiled most of the necessary information and was in a position to complete its analysis on very short notice.  The Board of Directors felt in the circumstances that it was prudent to obtain a second fairness opinion.

On Saturday, October 6, 2007 Miramar’s Canadian counsel and Newmont’s Canadian and U.S. counsel held a telephone conference call and were substantially successful in resolving the priority issues.  However, one unresolved issued concerned the restrictions on Miramar’s ability to conduct its business in the normal course during the term of the support agreement.  Legal counsel to Miramar and Newmont continued to negotiate the terms of the support agreement throughout the weekend.

On Monday, October 8, 2007, the Board of Directors met by telephone conference call, was advised that the Newmont board of directors had met and approved the support agreement and was advised of the results achieved in resolving the priority issues.  Other than the restrictions on Miramar carrying on business (which remained outstanding pending Newmont’s review of Miramar’s budgets until later in the day) all of the priority issues had been resolved.

At the meeting, the Board of Directors received an oral presentation from Paradigm Capital of its proposed Fairness Opinion and was advised that, based upon Paradigm Capital’s analysis, the Offer was fair, from a financial point of view, to Shareholders.  The Board of Directors then received an oral presentation from BMO Capital Markets of its proposed Fairness Opinion and was advised that, based upon BMO Capital Markets’ analysis, the Offer Price was fair, from a financial point of view to Shareholders.  The Board of Directors then received an oral presentation from Gowling Lafleur Henderson LLP, Miramar’s Canadian counsel which advised that entering into the Support Agreement would not be inconsistent with the fiduciary duties of the Board of Directors and did not preclude the Board of Directors from continuing to act in a manner consistent with its fiduciary duties.

At the conclusion of the presentations, the Board of Directors unanimously approved the Support Agreement (subject to resolving the final matter relating to the restrictions on Miramar’s ability to conduct its business in the ordinary course, which occurred later the same day), determined that the Offer was in the best interests of Miramar and was fair to the Shareholders and unanimously determined to recommend that Shareholders tender their Miramar Shares.

On October 8, 2007, the Support Agreement was finalized and executed. The press release announcing the entering into of the Support Agreement was released before 9:00 a.m. (Toronto time) on the morning of October 9, 2007.

SUPPORT AGREEMENT

The following summary of the Support Agreement is qualified in its entirety by the text of the Support Agreement.  The Support Agreement has been filed by Miramar and is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Offer

Newmont, the Offeror and Miramar entered into the Support Agreement pursuant to which Newmont agreed to cause the Offeror to make the Offer and to guarantee the performance by the Offeror of all of its obligations under the Support Agreement. The Support Agreement provides that the Offer is subject to certain conditions (which can be waived by the Offeror) including, among other things, the Minimum Tender Condition (see “Waiver of Conditions”).

Approval by the Board of Directors

Pursuant to the Support Agreement, the Board of Directors, after consultation with Miramar’s legal and financial advisors, and upon receipt of the Fairness Opinions unanimously (i) approved the Support Agreement, (ii) determined that the Offer is in the best interests of Miramar and is fair to Shareholders from a financial point of view, and (iii) resolved to recommend to Shareholders to accept the Offer and tender their Miramar Shares under the Offer.

Waiver of Standstill

Under the Support Agreement, Miramar consented, pursuant to the standstill provision of the NMCCL Subscription Agreement, to the making of the Offer and agreed that the standstill provision in the NMCCL Subscription Agreement ceased to apply to the Offeror and its affiliates in their entirety until the earlier of (i) the Expiry Time (if the Offeror has not publicly announced its intention to take up Miramar Shares deposited under the Offer), and (ii) the acquisition by the Offeror of Miramar Shares that result in the Offeror and its affiliates beneficially owning at least 50.01% of the Miramar Shares.

Conduct of Business

Under the Support Agreement, Miramar is required to continue to carry on its business in a manner consistent in all material respects with prior practice, to keep the Offeror apprised of all material matters regarding the business, conduct or operations relating to the Hope Bay and the Con Mine projects and to use reasonable best efforts to preserve intact its present business organization and its relationships with those having material business dealings with it in order that its goodwill and business will be maintained until the earlier of the Effective Time and the termination of the Support Agreement.

Cease Negotiation

Pursuant to the Support Agreement, Miramar agreed that it would immediately terminate any existing solicitation, discussion or negotiation with any person (other than the Offeror) with respect to or which could lead to any Acquisition Proposal.

No Solicitation

Miramar agreed in the Support Agreement that, on or after the date thereof, except as otherwise provided in the Support Agreement, it will not, and will cause each of its subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisors) or consultant to Miramar take any action of any kind that might reasonably be expected to, directly or indirectly, interfere with the successful acquisition of Miramar Shares by the Offeror under the Offer, as well as any Compulsory Acquisition or Subsequent Acquisition Transaction (both as defined in the Support Agreement), including any action to:

(a)                                  make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Miramar or any of its subsidiaries or mineral property, or entering into any form of written or oral agreement, arrangement or understanding) the initiation of any Acquisition Proposal or inquiries relating to an Acquisition Proposal;

(b)                                 engage or participate in any discussions or negotiations regarding, or provide any information with respect to, any Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing, provided that, for greater certainty, Miramar may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(c)                                  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of the Board of Directors or any committee thereof of the Support Agreement or the Offer;

(d)                                 approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(e)                                  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

Superior Proposals

The Support Agreement provides that nothing contained in the restrictions described above under “No Solicitation” or any other provision of the Support Agreement will prevent the Board of Directors from, and the Board of Directors will be permitted to:

(a)                                  withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Offeror the approval or recommendation of the Offer; or

(b)                                 engage in discussions or negotiations with any person in response to an Acquisition Proposal made by any such person,

if and only to the extent that:

(i)                                     it has received an unsolicited bona fide written Acquisition Proposal from such person subsequent to the date thereof which is a Superior Proposal; and

(ii)                                  in the case of (a) above, Miramar has complied with all of the requirements described below under “Right to Match”.

Access to Information

If Miramar receives a request for non-public information from a person who, on an unsolicited basis, proposes in writing to Miramar a bona fide Acquisition Proposal to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Miramar Shares or substantially all of the assets of Miramar (including the Hope Bay project) and offering or making available to all Shareholders (including NMCCL) the same consideration in form and amount per Miramar Share to be purchased or otherwise acquired, and with respect to which (x) the Board of Directors determines in good faith after receipt of advice from BMO Capital Markets and Paradigm Capital that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), reasonably be expected to result in a Superior Proposal (notwithstanding that such proposal may be subject to a due diligence condition or a financing condition, or both), and (y) in the opinion of the Board of Directors, acting in good faith and on advice of its outside legal advisors, the failure to provide such party with access to information regarding Miramar would be inconsistent with the fiduciary duties of the Board of Directors, then, and only in such case, Miramar may:

(a)                                  provide such person with access to information regarding Miramar, and/or

(b)                                 engage in discussions with such person and its officers, directors and representatives (including any financial or other advisers) in response to a proposal to effect an Acquisition Proposal that would reasonably be expected to result in a Superior Proposal, subject to the following requirements:

(i)                                     Miramar has first received an executed confidentiality agreement that includes a standstill provision that restricts such person from announcing an intention to acquire, or acquiring, any securities or assets of Miramar or any of its subsidiaries without the approval of Miramar for a period of not less than one year from the date of such confidentiality agreement;

(ii)                                  Miramar has sent a copy of any such confidentiality agreement to the Offeror promptly upon its execution; and

(iii)                               Miramar provides the Offeror immediately with a list of, and in the case of information that was not previously made available to the Offeror, copies of, any information provided to such person.

Right to Match

Miramar has agreed that it will not accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement as permitted above under “Access to Information” relating to an Acquisition Proposal) unless:

(a)                                  the Acquisition Proposal constitutes a Superior Proposal;

(b)                                 Miramar has complied with all of its covenants in the Support Agreement relating to non-solicitation and Superior Proposals;

(c)                                  Miramar has provided the Offeror with notice in writing that there is a Superior Proposal and all documentation related thereto at least five business days prior to the date on which the Board of Directors proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal;

(d)                                 five business days has elapsed from the later of the date the Offeror received the notice and documentation referred to in paragraph (c) above from Miramar in respect of the Acquisition Proposal and the date the Offeror received notice of Miramar’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and, if the Offeror has proposed to amend the terms of the Support Agreement and the Offer in accordance with the paragraph below, the Board of Directors (after receiving advice from BMO Capital Markets and Paradigm Capital and outside legal counsel) has determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror;

(e)                                  Miramar concurrently terminates the Support Agreement pursuant to paragraph (d)(iii) under “Termination” below; and

(f)                                    Miramar has previously paid, or concurrently pays, to the Offeror the Termination Payment.

During the five business day periods referred to in paragraphs (c) and (d) above or such longer period as Miramar may approve for such purpose, the Offeror will have the opportunity, but not the obligation, to propose to amend the terms of the Support Agreement and the Offer. The Board of Directors is required to review any proposal by the Offeror to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

The Board of Directors is required to promptly reaffirm its recommendation of the Offer by press release after any Acquisition Proposal is publicly announced or made and (i) the Board of Directors determines that the Acquisition Proposal is not a Superior Proposal, or (ii) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and the Offeror has so amended the terms of the Offer.  The Offeror and its counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such press release. Such press release is required to state that the Board of Directors has determined that the Acquisition Proposal is not a Superior Proposal.

Waiver of Conditions

The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer.  However, the Offeror cannot, without the prior consent of Miramar, not to be unreasonably withheld, increase or decrease the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Miramar Share, decrease the number of Miramar Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Miramar Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which does not include a waiver of a condition) in a manner that is adverse to Shareholders.

Alternative Transaction

The Support Agreement provides that, in the event (i) the Offeror concludes, acting reasonably, that it is necessary or desirable to proceed with an Alternative Transaction, and (ii) Miramar concludes, acting reasonably, that no action or actions required to be taken by it or by its subsidiaries in connection with such Alternative Transaction (and not required to be taken in connection with the Offer) prior to the consummation thereof would result in a Material Adverse Effect in respect of Miramar, Miramar agrees to support the completion of such Alternative Transaction in the same manner as the Offer and to otherwise fulfill its covenants contained in the Support Agreement in respect of such Alternative Transaction.

Reconstitution of Board of Directors

Promptly upon the take-up and payment by the Offeror pursuant to the Offer of such number of Miramar Shares that, together with the Miramar Shares held by the Offeror and its affiliates, constitutes at least 66 2/3% of the outstanding Miramar Shares (calculated on a fully-diluted basis), the Offeror is required to designate the directors of the Board of Directors, and any committees thereof.  Miramar agrees to cooperate with the Offeror to obtain the resignation of the then incumbent directors effective on the date, not more than five business days later, specified by the Offeror and facilitate the Offeror’s designees to be elected or appointed to the Board of Directors.

Termination

The Support Agreement may be terminated at any time prior to the Effective Time:

(a)                                  by mutual written consent of the Offeror and Miramar;

(b)                                 by the Offeror, if:

(i)                                     any condition to making the Offer for the Offeror’s benefit is not satisfied or waived by such date other than as a result of a default by the Offeror thereunder;

(ii)                                  the Minimum Tender Condition or any other condition of the Offer has not been satisfied or waived at the Expiry Time of the Offer and the Offeror has not elected to waive such condition;

(iii)                               A.                                  any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated in the Support Agreement (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or

B.                                     any litigation or other proceeding is pending or has been threatened to be instituted by any person or governmental entity, which, in the good faith judgment of the Offeror, could reasonably be expected to result in a decision, order, decree or ruling which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, the Offer, the Lock-up Agreements or any other transaction contemplated by the Support Agreement;

(iv)                              A.                                  Miramar is in default of any covenant or obligation in the non-solicitation and Superior Proposal provisions of the Support Agreement;

B.                                     Miramar is in material default of any other covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); or

C.                                     any representation or warranty made by Miramar under the Support Agreement is at the date thereof untrue or incorrect or has become untrue or incorrect in any material respect at any time prior to the Expiry Time, and such default or inaccuracy in paragraphs (B) or (C) above is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Expiry Time; or

(v)                                 A.                                  the Board of Directors fails to publicly reaffirm its approval of the Offer if it determines that an Acquisition Proposal is not a Superior Proposal or that a proposed amendment to the Offer would result in an Acquisition Proposal not being a Superior Proposal;

B.                                     the Board of Directors or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to Offeror; or

C.                                     the Board of Directors or any committee thereof recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal;

(c)                                  by the Offeror or Miramar, if the Offeror does not take up and pay for the Miramar Shares deposited under the Offer by a date that is four months following the date of mailing of the Offer (subject to limited exceptions); or

(d)                                 by Miramar, if:

(i)                                     any representation or warranty of the Offeror under the Support Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Expiry Time;

(ii)                                  the Offeror is in material default of any covenant or obligation under the Support Agreement; or

(iii)                               Miramar enters into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that Miramar previously or concurrently has paid to the Offeror the Termination Payment and further provided that Miramar has not breached in a material respect any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

The Offeror will be entitled to the Termination Payment in the amount of $41.4 million upon the occurrence of any of the following events:

(a)                                  the Support Agreement is terminated pursuant to any of paragraphs (b)(iv)A, (b)(v) or (d)(iii) under “Termination” above; or

(b)                                 if it was publicly disclosed and was not formally withdrawn prior to the termination of the Offer, or involves a person with whom Miramar has entered into a confidentiality agreement after the date of the Support Agreement and before the termination of the Offer, during the period commencing on the date of the Support Agreement and ending 12 months following the termination of the Support Agreement (i) an Acquisition Proposal is consummated, or (ii) the Board of Directors approves or recommends an Acquisition Proposal, or Miramar enters into a definitive agreement with respect to an Acquisition Proposal;

provided, in each case, that the Offeror is not in material default in the performance of its obligations under the Support Agreement.

The Offeror will be entitled to an expense reimbursement payment of $6.0 million if the Support Agreement is terminated pursuant to paragraphs (b)(iv)B or (b)(iv)C under “Termination” above.  However, Miramar will not be obligated to pay the Termination Payment to the Offeror more than once even if one or more of the events specified occurs and Miramar will not be obligated to pay the expense reimbursement to the Offeror if the Termination Payment is paid.

LOCK-UP AGREEMENTS

The Offeror has entered into Lock-up Agreements with the Locked-up Shareholders pursuant to which they have agreed that, not later than five business days prior to the initial Expiry Time, they will tender pursuant to the Offer and not withdraw, any Miramar Shares owned, by them or persons over which they exercise influence or control and, with respect to their Miramar Options either (i) deposit under the Offer the Miramar Shares issued upon exercise of such Miramar Options, or (ii) deposit such documents as are necessary to surrender their Miramar Options for cancellation in return for the Net Cash Payment. Without limiting the foregoing, the Locked-up Shareholders have agreed in the Lock-up Agreements that they will not, and will not permit any person over which they exercise influence or control, directly or indirectly, to:

(a)                                  solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiries or proposals regarding an Alternative Transaction;

(b)                                 participate in any discussions or negotiations regarding any Alternative Transaction;

(c)                                  approve, recommend or sell any of their Miramar Shares to any Alternative Transaction; or

(d)                                 accept or enter into any agreement, arrangement or understanding related to any Alternative Transaction or any of the foregoing.

The Locked-up Shareholders have agreed in the Lock-up Agreements that they will, and will cause every person over which they exercise influence or control, directly or indirectly to:

(e)                                  immediately cease and cause to be terminated any existing discussions or negotiations, directly or indirectly, with any person with respect to any Alternative Transaction; and

(f)                                    not, directly or indirectly, waive or vary any terms or conditions of any confidentiality or standstill agreement that any Locked-up Shareholder has, as of the date thereof, entered into with any person considering any Alternative Transaction and will immediately request the return (or the deletion from retrieval systems and databases or the destruction) of all information provided to others in connection with an Alternative Transaction.

The Lock-up Agreements will be terminated automatically in the event that the Support Agreement is terminated.

As of October 29, 2007, the Locked-up Shareholders held, in the aggregate, 1,915,731 Miramar Shares, representing approximately 0.9% of the outstanding Miramar Shares, and held Miramar Options exercisable to purchase an aggregate of 4,086,000 Miramar Shares at exercise prices ranging from $1.25 to $5.63 per Miramar Share, representing (together with their Miramar Shares) approximately 2.7% of the outstanding Miramar Shares (after giving effect to the exercise of such Miramar Options).  See “Ownership of Securities of Miramar”.

INTENTIONS OF DIRECTORS AND SENIOR OFFICERS
OF MIRAMAR WITH RESPECT TO THE OFFER

All of the directors and senior officers of Miramar have entered into Lock-up Agreements pursuant to which they have agreed to accept the Offer with respect to any Miramar Shares currently owned by them or any person over which they exercise influence or control and also either to deposit Miramar Shares issued upon exercise of their Miramar Options or to surrender their Miramar Options for the Net Cash Payment. See “Ownership of Securities of Miramar”. The directors and senior officers of Miramar also have indicated that, to their knowledge, after reasonable inquiry, at the date hereof, no Miramar Shares are held by or are under the control or direction of their respective associates except as set forth below under “Ownership of Securities of Miramar”.

OWNERSHIP OF SECURITIES OF MIRAMAR

The names of the directors and senior officers of Miramar, their position(s) with Miramar and the number of securities of Miramar, beneficially owned, directly or indirectly, or over which control or direction is exercised by them and, to their knowledge after reasonable inquiry, their respective associates, are as follows:

Name	Position(s)	Number of Miramar Shares(1)	Number of Miramar Options
Lawrence Bell	Director	18,000	338,539	(2)
David Fennell	Executive Vice-Chairman and Director	1,752,981	870,000	(3)
Catherine McLeod-Seltzer	Director	10,000	180,000	(4)
William Myckatyn	Director	—	60,000	(5)
Peter Nixon	Director	13,150	180,000	(6)
Anthony J. Petrina	Chairman and director	45,000	120,000	(7)
Christopher J. Pollard	Director	—	150,000	(8)
William E. Stanley	Director	19,000	240,000	(9)
Anthony P. Walsh	President, Chief Executive Officer and Director	50,000	661,000	(10)
Elaine Bennett	Vice President and Chief Financial Officer	—	545,000	(11)
James A. Currie	Vice President Operations	—	290,000	(12)
Heather Duggan	Vice President Human Resources	7,500	340,000	(13)
John Wakeford	Vice President Exploration	100	450,000	(14)

Notes:

(1)                                  The information as to Miramar Shares, beneficially owned or over which control or direction is exercised, not being within the knowledge of Miramar, has been furnished by the respective directors and senior officers individually.

(2)                                  Mr. Bell has options to purchase Miramar Shares as follows: 19,355 at $1.74 per share until June 25, 2008; 60,000 at $3.34 per share until January 5, 2009; 28,636 at $2.76 per share until February 5, 2009; 64,706 at $1.28 per share until April 5, 2010; 105,842 at $2.63 per share until January 5, 2011; and 60,000 at $4.87 per share until January 5, 2012.

(3)                                  Mr. Fennell has options to purchase Miramar Shares as follows:  80,000 at $1.90 per share until February 13, 2008; 120,000 at $3.34 per share until January 5, 2009; 50,000 at $2.76 per share until February 5, 2009; 120,000 at $1.25 per share until February 7, 2010; 60,000 at $1.50 per share until May 3, 2010; 120,000 at $2.63 per share until January 5, 2011; 50,000 at $2.72 per share until February 21, 2011; 50,000 at $3.52 per share until March 7, 2011; 120,000 at $4.87 per share until January 5, 2012; and 100,000 at $5.31 per share until January 26, 2012.

(4)                                  Ms. McLeod-Seltzer has options to purchase 60,000 Miramar Shares at $3.34 per share until January 5, 2009; 60,000 Miramar Shares at $2.63 per share until January 5, 2011; and 60,000 Miramar Shares at $4.87 per share until January 5, 2012.

(5)                                  Mr. Myckatyn has an option to purchase 60,000 Miramar Shares at $4.75 per share until May 8, 2012.

(6)                                  Mr. Nixon has options to purchase 60,000 Miramar Shares at $1.25 per share until February 7, 2010; 60,000 Miramar Shares at $2.63 per share until January 5, 2011; and 60,000 Miramar Shares at $4.87 per share until January 5, 2012.

(7)                                  Mr. Petrina has options to purchase 60,000 Mirarmar Shares at $3.34 per share until January 5, 2009 and 60,000 Miramar Shares at $4.87 per share until January 5, 2012.

(8)                                  Mr. Pollard has options to purchase 30,000 Miramar Shares at $3.34 per share until January 5, 2009; 60,000 Miramar Shares at $2.63 per share until January 5, 2011; and 60,000 Miramar Shares at $4.87 per share until January 5, 2012.

(9)                                  Mr. Stanley has options to purchase Miramar Shares as follows:  60,000 at $3.34 per share until January 5, 2009; 60,000 at $1.25 per share until February 7, 2010; 60,000 at $2.63 per share until January 5, 2011; and 60,000 at $4.87 per share until January 5, 2012.

(10)                            Mr. Walsh has options to purchase Miramar Shares as follows:  63,000 at $1.90 per share until February 13, 2008; 180,000 at $3.34 per share until January 5, 2009;  128,000 at $2.63 per share until January 5, 2011; 60,000 at $3.52 per share until March 7, 2011; 180,000 at $4.87 per share until January 5, 2012; and 50,000 at $5.31 per share until January 26, 2012.

(11)                            Ms. Bennett has options to purchase Miramar Shares as follows:  90,000 at $1.90 per share until February 13, 2008; 120,000 at $3.34 per share until January 5, 2009; 20,000 at $2.76 per share until February 5, 2009; 120,000 at $2.63 per share until January 5, 2011; 25,000 at $3.52 per share until March 7, 2011; 120,000 at $4.87 per share until January 5, 2012; and 50,000 at $5.31 per share until January 26, 2012.

(12)                            Mr. Currie has options to purchase 120,000 Miramar Shares at $5.63 per share until November 1, 2011; 120,00 Miramar Shares at $4.87 per share until January 5, 2012; and 50,000 Miramar Shares at $5.31 per share until January 26, 2012.

(13)                            Ms. Duggan has options to purchase Miramar Shares as follows:  120,000 at $2.63 per share until January 5, 2011; 50,000 at $3.52 per share until March 7, 2011; 120,000 at $4.87 per share until January 5, 2012; and 50,000 at $5.31 per share until January 26, 2012.

(14)                            Mr. Wakeford has options to purchase Miramar Shares as follows:  30,000 at $3.34 per share until January 5, 2009; 30,000 at $2.36 per share until April 7, 2009; 50,000 at $1.25 per share until February 7, 2010; 120,000 at $2.63 per share until January 5, 2011; 50,000 at $3.52 per share until March 7, 2011; 120,000 at $4.87 per share until January 5, 2012; and 50,000 at $5.31 per share until January 26, 2012.

As of October 29, 2007, there were 221,488,346 Miramar Shares, 7,130,735 Miramar Options, and 18,500,000 Miramar Warrants outstanding. The directors and senior officers of Miramar after reasonable inquiry, do not know of any person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Miramar Shares as at the date of this Directors’ Circular. No securities of Miramar are owned, directly or indirectly, or controlled by any person acting jointly or in concert with Miramar.

TRADING IN SECURITIES OF MIRAMAR

Trading in Miramar Shares

None of Miramar, the directors and senior officers of Miramar or, to the knowledge of the directors and senior officers of Miramar after reasonable inquiry, any of their respective associates, has traded in any securities of Miramar during the six month period preceding the date of this Directors’ Circular.

Issuances of Securities of Miramar

No Miramar Shares or securities convertible into Miramar Shares have been issued to any of the directors or senior officers of Miramar during the two year period preceding the date of this Directors’ Circular except for an aggregate of 2,723,442 Miramar Shares issued as to 12,500 Miramar Shares on a “flow-through” basis at prices of $5.20 and $6.50 per share and as to the balance upon the exercise of Miramar Options at prices ranging from $1.00 to $3.34 per share.  The last grant of a Miramar Option preceding the announcement of the Offer made to a director or senior officer of Miramar was on January 26, 2007 and the last exercise of a Miramar Option preceding the announcement of the Offer made by a director or senior officer of Miramar was on March 20, 2007.

ARRANGEMENTS BETWEEN MIRAMAR, DIRECTORS AND
SENIOR OFFICERS OF MIRAMAR AND OTHERS

There are no arrangements or agreements made or proposed to be made between Miramar and any of the directors or senior officers of Miramar pursuant to which a payment or other benefit is to be paid or given by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful, except as described below. Except as expressly stated, none of such payments or other benefits is specific to the Offer or to any other specific transaction.

Employment Agreements

Miramar has an employment agreement with each of Anthony Walsh, President and Chief Executive Officer, Elaine Bennett, Vice President and Chief Financial Officer, James Currie, Vice President Operations, Heather Duggan, Vice President Human Resources and John Wakeford, Vice President Exploration which provides that, if such executive officer’s employment is terminated by Miramar, other than for cause, the executive officer will be entitled to a payment equal to two times such executive officer’s then current salary, bonus and benefits, except for Mr. Walsh who will be entitled to a payment equal to three times his then current salary, bonus and benefits.

Stock Option Plan

Under the Stock Option Plan, the Board of Directors may accelerate the vesting and exercisability of the unexercisable portion of any Miramar Option at any time. In connection with the entering into of the Support Agreement, the Board of Directors made all outstanding Miramar Options immediately exercisable in order that they may be exercised or surrendered in consideration for the Net Cash Payment.

Indemnification

Pursuant to the provisions of the by-laws of Miramar and the BCBCA, the directors and officers of Miramar will be indemnified by Miramar in respect of all costs and liabilities that each of them may incur as a result of his or her having acted as a director and/or officer of Miramar.  Under the Support Agreement, the Offeror is required to, or cause Miramar to, maintain for six years from the time it appoints the Board of Directors, Miramar’s customary policies of directors’ and officers’ liability insurance provided that the annual premium does not exceed 200% of the cost of the existing policies.  However, prior to such time, Miramar is permitted to extend the existing insurance coverage for its directors and officers for a period not exceeding seven years provided that the premium does not exceed 200% of the current premium and, in such case, the Offeror will not be required to maintain the customary policies.  In addition, under the Support Agreement, the Offeror has agreed to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Miramar.

ARRANGEMENTS BETWEEN THE OFFEROR, NEWMONT
AND DIRECTORS AND SENIOR OFFICERS OF MIRAMAR

None of the directors and senior officers of Miramar is a director or officer of the Offeror or Newmont.

Other than as described herein, no contract, arrangement or agreement has been made or is proposed to be made between the Offeror, Newmont and any directors or senior officers of Miramar and no payment or other benefit is proposed to be made or given by the Offeror or Newmont to any directors or senior officers of Miramar by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful. Other than as described herein, to the knowledge of the directors and senior officers of Miramar, after reasonable inquiry, no special contract, arrangement or understanding, formal or informal, has been made or is proposed to be made between the Offeror, Newmont and any Shareholder with respect to the Offer.

INTERESTS OF DIRECTORS AND SENIOR OFFICERS OF MIRAMAR IN MATERIAL CONTRACTS OF THE OFFEROR OR NEWMONT

Except as described under “Support Agreement”, “Lock-up Agreements” and “Intentions of Directors and Senior Officers of Miramar with Respect to the Offer”, no director or senior officer of Miramar or, to the knowledge of such directors or senior officers, after reasonable inquiry, their associates has any interest in any material contract to which the Offeror or Newmont is a party.

OWNERSHIP OF SECURITIES OF THE OFFEROR OR NEWMONT

None of Miramar, the directors or senior officers of Miramar or, to the knowledge of the directors and officers of Miramar, after reasonable inquiry, any associates of the directors or senior officers of Miramar, owns or exercises control or direction over any securities of any class of the Offeror or Newmont and no such person or company has traded in any securities of the Offeror or Newmont in the six months preceding the date of this Directors’ Circular.

OTHER TRANSACTIONS

Miramar is not undertaking and is not aware of any negotiation that is currently being undertaken in response to the Offer that relates to or would result in: (a) a merger or reorganization involving Miramar or its subsidiaries, or any other extraordinary transaction (other than a Pre-Acquisition Reorganization (as defined in and pursuant to the Support Agreement); (b) a purchase, sale or transfer of a material amount of assets by Miramar or its subsidiaries; (c) an issuer bid or tender offer for or other acquisition of securities by or of Miramar; or (d) any material change in the present capitalization or dividend policy of Miramar.

MATERIAL CHANGES

Except as otherwise described herein or as publicly disclosed by Miramar, the directors and senior officers of Miramar are not aware of any information that indicates any material change in the affairs of Miramar since June 30, 2007, the date of the last published interim financial statements of Miramar.

OTHER INFORMATION

The directors and senior officers of Miramar are not aware of any other information not disclosed in this Directors’ Circular that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS’ CIRCULAR

The contents of this Directors’ Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

CONSENT OF BMO NESBITT BURNS INC.

Dated: October 31, 2007

To:          The Board of Directors of Miramar Mining Corporation

We hereby consent to all references to our firm and to the inclusion of the text of our opinion dated October 8, 2007 in the Directors’ Circular dated October 31, 2007 of Miramar Mining Corporation.

(signed) BMO NESBITT BURNS INC.

CONSENT OF PARADIGM CAPITAL INC.

Dated: October 31, 2007

To:          The Board of Directors of Miramar Mining Corporation

We hereby consent to all references to our firm and to the inclusion of the text of our opinion dated October 8, 2007 in the Directors’ Circular dated October 31, 2007 of Miramar Mining Corporation.

(signed) PARADIGM CAPITAL INC.

CERTIFICATE

DATED: October 31, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Furthermore, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities subject to the Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(Signed) Anthony P. Walsh Director	(Signed) William E. Stanley Director

SCHEDULE A	Investment & Corporate Banking 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, ON MSX 1H3 Tel.: (416) 359-4001

October 8, 2007

The Board of Directors

Miramar Mining Corporation

Suite 300 - 889 Harbourside Drive

North Vancouver, BC, Canada, V7P 3S1

To the Board of Directors:

BMO Nesbitt Burns Inc. (together with its affiliates, “BMO Capital Markets”) understands that Miramar Mining Corporation (“Miramar” or the “Company”) intends to enter into a support agreement (the “Support Agreement”) with Newmont Mining Corporation (“Newmont”) and Newmont Mining B.C. Limited (the “Offeror”), an indirect wholly-owned subsidiary of Newmont, pursuant to which Newmont will cause the Offeror to make an offer (the “Offer”) to purchase all the issued and outstanding common shares (the “Common Shares”) of Miramar, including common shares that may become outstanding upon the exercise of stock options and warrants, on the basis of C$6.25 in cash (the “Consideration”) for each Common Share tendered. The terms and conditions of, and other matters relating to, the Offer will be set forth in the offer and take-over bid circular of Newmont (the “Take-Over Bid Circular”) which will be mailed to all shareholders of Miramar.

Engagement of BMO Capital Markets

BMO Capital Markets was engaged by Miramar pursuant to an agreement (the “Engagement Agreement”) dated May 16, 2007. Pursuant to the Engagement Agreement, BMO Capital Markets has agreed to, among other things, act as Miramar’s financial advisor in connection with a proposed change of control transaction involving Miramar and any other Transaction (as such term is defined in the Engagement Agreement) that may be proposed or solicited during the term of the Engagement Agreement. Pursuant to the Engagement Agreement, the Board of Directors has requested that we prepare and deliver this opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration offered to the holders of Common Shares.

The terms of the Engagement Agreement provide that BMO Capital Markets is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of Miramar or certain other events. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Miramar in certain circumstances.

BMO Capital Markets consents to the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in the directors’ circular to be mailed to shareholders of the Company in connection with the Offer, and the filing thereof with applicable securities regulatory authorities.

Credentials of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of the directors and officers of BMO Capital Markets, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Relationships with Interested Parties

Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Miramar or Newmont, or any of their respective associates or affiliates (collectively, the “Interested Parties”). BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties, within the past two years, other than: (i) the services provided under the Engagement Agreement; (ii) acting as an underwriter to the Company in connection with certain equity financings which closed on August 8, 2007, November 30, 2006 and July 12, 2006; (iii) acting as an underwriter to Newmont in connection with two convertible debt financings which closed July 17, 2007; and (iv) as co-agent for Newmont’s revolving credit facility, the terms of which were most recently amended in April 2007. There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to any future business dealings, other than the engagement by Newmont of BMO Capital Markets in connection with a confidential financial advisory mandate unrelated to the Company, the details of which have been disclosed to the Board of Directors of Miramar. BMO Capital Markets or its associated or affiliated entities may, in the future, in the ordinary course of their business, perform financial advisory or investment banking services for the Interested Parties from time to time.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties and the Offer.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

a)              a draft of the Support Agreement dated October 6, 2007;

b)             the financial model for Miramar developed and provided by Miramar management;

c)              certain other internal information prepared and provided to us by Miramar management, concerning the business, operations, assets, liabilities and prospects of Miramar;

d)             discussions with Miramar management concerning Miramar’s financial condition, its future business prospects, the background to the Offer and potential alternatives to the Offer;

e)              discussions with Newmont management concerning their operating and capital cost assumptions for Miramar’s Hope Bay project;

f)                public information (including that prepared by industry research analysts) relating to the business, operations financial condition and trading history of Miramar, Newmont, and other public companies we considered relevant;

g)             information with respect to selected precedent transactions we considered relevant;

h)             a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Miramar; and

i)                 such other information, investigations, analyses and discussions (including discussions with senior management, Miramar’s legal counsel, and other third parties) as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Miramar to any information under its control requested by BMO Capital Markets.

Assumptions and Limitations

Our opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of Miramar or any of its securities or assets and our opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which Miramar common shares may trade at any future date. BMO Capital Markets was similarly not engaged to review any legal, tax or accounting aspects of the Offer.

With your approval and agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of Miramar and its agents and advisors or otherwise obtained pursuant to our engagement. The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to independently verify and, subject to the exercise of professional judgment, have not independently verified the completeness or accuracy of any such information, data, advice, opinions and representations.

With respect to budgets, financial forecasts, projections or estimates provided to BMO Capital Markets and used in its analyses, we have noted that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such budgets, financial forecasts, projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of Miramar and are (or were at the time and continue to be) reasonable in the circumstances.

Senior officers of Miramar have represented to BMO Capital Markets in a certificate delivered as of the date hereof, among other things, that (i) the information, data and other material (financial and otherwise) (collectively, the “Information”) provided by or on behalf of the Company or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives, either orally or in writing, to BMO Capital Markets or obtained by BMO Capital Markets from the System for Electronic Document Analysis and Retrieval filed by and relating to the Company, or its subsidiaries, associates or affiliates, the Offer or any other transaction, for the purpose of preparing the Opinion was, at the date such Information was provided to BMO Capital Markets, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, or its subsidiaries, associates or affiliates, the Offer or any other transaction and did not and does not omit to state a material fact in respect of the Company, or its subsidiaries, associates or affiliates, the Offer or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Miramar or any of its subsidiaries and no material change has occurred in such Information or any part thereof that would have or could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have made several assumptions, including that all of the conditions required to implement the Offer will be met and that the information relating to the Interested Parties and the Offer is accurate in all material respects. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets and the Interested Parties.

The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of (i) Miramar as they are reflected in the Information and as they were represented to us in our discussions with the Board of Directors and management of Miramar, and (ii) Newmont as they are reflected in publicly available information.

The Opinion is provided for the use of the Board of Directors in connection with its consideration of the Offer. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Opinion.

The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety and should not be construed as a recommendation to the Board of Directors or any shareholder as to whether to tender their Common Shares to the Offer.

Opinion

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Consideration offered pursuant to the Offer is fair from a financial point of view to the holders of Common Shares, other than Newmont and its affiliates.

Yours truly,

SCHEDULE B

October 8, 2007

The Board of Directors

Miramar Mining Corporation

889 Harbourside Drive, Suite 300

Vancouver, BC V7P 3S

To the Board of Directors:

Paradigm Capital Inc. (“Paradigm Capital”) understands that Newmont Mining Corporation (“Newmont”), through a wholly-owned subsidiary, proposes to make an offer (the “Offer”) to acquire all of the issued and outstanding shares, other than those already owned by Newmont, the offeror or the subsidiaries of Newmont, (the “Miramar Shares”) of Miramar Mining Corporation (“Miramar”) at a price of C$6.25 in cash per share.

The Board of Directors of Miramar (the “Board”) has retained Paradigm Capital to assist it in evaluating the Offer and to prepare and deliver this opinion (the “Opinion”) to the Board as to the fairness of the Offer, from a financial point of view, to the shareholders of Miramar. Paradigm Capital has not prepared a valuation of Miramar or any of its respective securities or assets and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which Miramar Shares (before or after completion of the Offer) may trade at any future date.

Paradigm Capital Engagement and Background

Paradigm Capital was formally engaged by the Board pursuant to an agreement dated as of October 4, 2007 (the “Engagement Agreement”). Paradigm Capital was first contacted regarding a potential transaction on September 25, 2007. The terms of the Engagement Agreement provide that Paradigm Capital is to be paid a fee for its services as financial advisor and to be reimbursed for the costs and expenses incurred by Paradigm Capital with respect to this engagement. Miramar has agreed to indemnify Paradigm Capital, its subsidiaries and affiliates, and their respective officers, directors, employees and agents, for certain liabilities arising from the Engagement Agreement. The fee payable to Paradigm Capital is not contingent upon the closing or completion of the Offer.

Subject to the terms of the Engagement Agreement, Paradigm Capital consents to the inclusion of this Opinion in its entirety, together with a summary thereof in a form acceptable to Paradigm Capital, acting reasonably, in documents to be sent to shareholders in connection with the Offer or to be filed with the securities commissions or similar regulatory authorities in each relevant province of Canada.

Credentials and Independence of Paradigm Capital

Paradigm Capital is one of Canada’s independent investment banking firms with a sales, trading, research and corporate finance focus providing services for institutional investors and corporations. Paradigm Capital was founded in 1999 and is a member of the Toronto Stock Exchange, the TSX Venture Exchange and the Investment Dealers’ Association of Canada. Paradigm Capital has participated in many transactions involving both public and private companies.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892 | Fax (416) 361-0679

The Opinion expressed herein represents the opinion of Paradigm Capital and the form and content thereof have been approved for release by a committee of directors and other professionals of Paradigm Capital, each of whom is experienced in mergers, business combinations, divestitures, valuation and fairness opinion matters.

A total of 22,500 shares of Miramar are held by Paradigm Capital’s associates or affiliates (as those terms are defined in the Ontario Securities Act). None of Paradigm Capital, its associates or affiliates, is an insider, associate or affiliate of Miramar, or any of their respective associates or affiliates. None of Paradigm Capital, its associates or affiliates, is an insider, associate or affiliate or holds securities of Newmont, or any of their respective associates or affiliates. Paradigm Capital is not an advisor to any person or company other than to the Board with respect to the Offer. Paradigm Capital has not previously provided any financial advisory services to Miramar or Newmont or any of their respective associates or affiliates for which it has received compensation in the past twenty-four months, except Paradigm Capital has acted as underwriter to Miramar three times in the past twenty-four months, in July 2006, November 2006 and August 2007.

Paradigm Capital may, however, in the ordinary course of its business, provide financial advisory or investment banking services to Newmont or Miramar from time to time. In addition, in the ordinary course of its business, Paradigm Capital may actively trade common shares and other securities of Newmont and Miramar for its own account and for its client accounts and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Paradigm Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to any of Newmont, Miramar or the Offer, when disclosed.

Scope of the Review

In connection with this Opinion, Paradigm Capital has reviewed and relied upon and in some cases carried out, among other things, the following:

a)                                      the terms of the Offer as described by the senior officers and directors of Miramar;

b)                                     Miramar’s Annual Information Form for each of the fiscal years ended December 31, 2006 and December 31, 2005;

c)                                      Miramar’s 2006 Report to shareholders, including the audited consolidated financial statements and management’s discussion and analysis for the fiscal years ended December 31, 2006 and 2005;

d)                                     Miramar’s unaudited quarterly consolidated interim Financial Statements and management’s discussion and analysis for the periods ended June 30, 2007, March 31, 2007 and September 30, 2006 and the comparative periods ended June 30, 2006, March 31, 2006 and September 30, 2005, respectively;

e)                                      the technical report prepared by Watts, Griffis and McOuat Limited and Geostat Systems International Inc. for Miramar dated June 20, 2006;

f)                                        Miramar’s Annual and Special Meeting of Shareholders Information Circulars dated April 10, 2006 and April 12, 2007;

g)                                     forecasts prepared by Paradigm Capital of the financial and operating performance of the Hope Bay Project including the surrounding exploration land;

h)                                     discussions with senior officers, advisors and directors of Miramar regarding, among other things, the Offer and forecasts of the financial and operating performance of the Hope Bay Project;

i)                                         published research and industry reports on Miramar, gold equities and the gold industry;

j)                                         public information relating to the business, operations, financial performance and stock trading history of Miramar and other selected public companies considered by Paradigm Capital to be relevant;

k)                                      press releases issued by Miramar during the one year period ended October 5, 2007;

l)                                         other public filings submitted by Miramar to securities commissions or similar regulatory authorities in Canada during the one year period ended October 5, 2007;

m)                                   oral representations obtained from senior representatives of Miramar as to matters of fact considered by Paradigm Capital to be relevant; and

n)                                     such other corporate, industry and financial market information, investigations and analyses as Paradigm Capital considered necessary or appropriate in the circumstances.

Paradigm Capital has not, to the best of its knowledge, been denied access by Miramar to any information requested. Paradigm Capital did not meet with the auditors of Miramar and has assumed the accuracy and fair presentation of the audited consolidated financial statements of Miramar and the reports of the auditors thereon.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers’ Association of Canada (the “IDA”) but the IDA has not been involved in the preparation or review of this Opinion.

Assumptions and Limitations

With the approval of the Board and as provided in the Engagement Agreement, Paradigm Capital has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by Miramar and its respective affiliates, associates, advisors or otherwise. We have assumed that this information was complete and accurate as of the date thereof and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. This Opinion is conditional upon such completeness and accuracy. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Miramar as to the matters covered thereby. Senior representatives of Miramar have represented to us, orally as of the date hereof, among other things, that the information, opinions and other materials (the “Information”) provided to us by or on behalf of Miramar are complete and correct as of the date of  the Information and that, since the date of the Information, except as publicly disclosed, there has been no material change, financial or otherwise, in the Hope Bay Project or the financial position of Miramar, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect except to the extent disclosed in subsequent Information.

This Opinion is based on the securities markets, economic, general business and financial conditions prevailing as of the date of this Opinion and the conditions and prospects, financial and otherwise, of Miramar and the Hope Bay Project as they were reflected in the Information reviewed by us. In its analysis and in preparing this Opinion, Paradigm Capital has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, any of which are beyond control of Paradigm Capital, Miramar and any other party involved in connection with the Offer.

Paradigm Capital has also assumed that the final terms of the Offer will be substantially the same as those described by Miramar’s senior officers and directors to Paradigm Capital. Finally, Paradigm Capital has assumed that all material governmental, regulatory or other required consents and approvals necessary for the consummation of the Offer will be obtained without any meaningful adverse effect on Miramar or the contemplated benefits of the Offer.

This Opinion has been provided for the use of the Board, if required, for inclusion in other related documents (or a summary thereof in a form acceptable to Paradigm Capital) and may not be used by any other person or relied upon by any other person without the express consent of Paradigm Capital, except as explicitly provided by law. This Opinion is given as of the date hereof and Paradigm Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to Paradigm Capital’s attention after the date hereof. This Opinion is limited to Paradigm Capital’s understanding of the Offer as of the date hereof and Paradigm Capital assumes no obligation to update this Opinion to take into account any changes regarding the Offer after the date hereof.

Opinions of Financial Advisors

In preparing this Opinion, Paradigm Capital performed a variety of financial and comparative analyses, including those described below. The summary of Paradigm Capital’s analyses described below is not a complete description of the analyses underlying this Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Paradigm Capital made qualitative judgements as to the significance and relevance of each analysis and factor that it considered. Accordingly, Paradigm Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and this Opinion. This Opinion is not to be construed as a recommendation to any holder of Miramar Shares as to whether to accept the Offer.

In its analyses, Paradigm Capital considered industry performance, general business, economic, market, political and financial conditions and other matters, many of which are beyond the control of Miramar. No company, transaction or business used in Paradigm Capital’s analyses as a comparison is identical to Miramar or the Hope Bay Project or the Offer, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the business combination, public trading or other values of the companies, business segments or transactions being analysed. The estimates contained in Paradigm Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Paradigm Capital’s analyses and estimates are inherently subject to substantial uncertainty.

Miramar Mining Corporation

Miramar is a Toronto Stock Exchange listed company engaged in the exploration and development of a gold project. Miramar’s principal asset is its 100%-owned Hope Bay Project, a gold exploration and development project located in Nunavut, Canada. The Hope Bay Project extends over 1,000 square km and encompasses an undeveloped greenstone belt. To date three significant deposits have been discovered: Doris, Boston and Madrid.

Miramar has been pursuing the development of the Hope Bay Project through a phased approach to maximize potential gold production and the economics of the project while minimizing dilution to the existing shareholders. Miramar’s phased approach calls for the initial development of the Doris North Zone followed by expansion of production levels by sequentially developing the rest of Doris, Boston and Madrid.

A feasibility study for the initial development at Doris North is expected to be delivered in the fourth quarter of 2008. A feasibility study on the Doris North deposit prepared in 2003 concluded a two year mine at Doris North could produce approximately 155,000 ounces of gold per year. It is expected the updated feasibility study will have an expanded mine life through the inclusion of Doris Central and Doris Connector deposits. On September 20, 2007 Miramar received a positive “decision” on its water licenses application for the Doris North Mine with the Nunavut Water Board.

The second phase of development is expected to extend and expand production levels to a targeted production level of approximately 300,000 ounces of gold per year or 600,000 ounces of gold per year. Various mining options for the second phase of development at the Hope Bay Project is currently under review. The second phase of development will include completing technical and economic studies, receiving permits, and financing of development costs. The third phase of development will focus on exploration efforts at the Hope Bay Project with the objective of discovering new deposits and expanding the current known resources in order to provide additional resources to extend mine production from the second phase.

Miramar also owns the Con Mine, a former producing underground gold mine located near Yellowknife, Northwest Territories. Underground mining operations ceased in November 2003 and Miramar has filed a reclamation and closure plan with the Mackenzie Valley Land and Water Board.

Fairness Methodology

In connection with this Opinion, we have performed a variety of financial and comparative analyses, including those described below. In arriving at this Opinion, we have weighted these analyses based on our experience and judgement.

In assessing the fairness of the Offer, from a financial point of view, we considered, among other factors, the following items and methodologies relative to Miramar and its peer group:

a)                                                   Discounted cash flow;

b)                                                  Comparable multiple analysis;

c)                                                   Precedent transaction analysis;

d)                                                  Historical share price trading analysis; and

e)                                                   Balance sheet analysis.

Discounted Cash Flow

The Discounted Cash Flow (“DCF”) approach considers the present value of the future cash flows generated, incorporating the timing and relative certainty of projected cash flows. The DCF analysis requires that certain assumptions be made regarding, among other things, commodity prices, exchange rates, capital costs, operational costs, discount rates and terminal values. In addition to considering the present value of the future cash flows generated, Paradigm Capital assigns a value to land exploration permits which have not necessarily demonstrated economically viable mineral deposits, but do in the opinion of Paradigm Capital possess the potential for economically viable mineral deposits. To arrive at the net asset value (“NAV”) for Miramar, liabilities were subtracted from the total value of the assets.

An appropriate discount rate was selected based on Paradigm Capital’s experience valuing mining companies. The discount rate reflects the risk associated with the projected free cash flows and incorporates factors including, but not limited to, the risk-free rate, risks associated with mining, estimated cost of capital for Miramar, as well as any non-sector risks such as country risk.

To complete the DCF analysis, Paradigm Capital did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses. Variables used by Paradigm Capital in the sensitivity analyses included, but were not limited to, the gold price, exchange rates, production rates, discount rates, capital expenditures and operating costs.

Comparable Multiple Analysis

Paradigm Capital reviewed selected comparable public company trading ranges in terms of enterprise value (“EV”) to ounce of gold resource and capital expenditure adjusted enterprise value (“CAEV”) to ounce of gold resource. Once gold resources and capital expenditure for Miramar were determined, Paradigm Capital then evaluated the EV to ounce of gold resource and CAEV to ounce of gold resource to determine what the Offer price implied for Miramar versus its peer group.

Precedent Transactions

Paradigm Capital reviewed publicly available information on selected merger and acquisition transactions in the mining and gold sectors, and compared these to the Offer. The analysis of these precedent transactions is not purely mathematical, but involves considerations and judgements concerning, among other things, differences in the comparable transactions, company-specific risk factors, share performance preceding each transaction announcement, and prevailing economic and market conditions, including the gold price.

Historical Share Price Trading Analysis

Paradigm Capital reviewed the historical stock price of Miramar common shares. Paradigm Capital specifically reviewed the 1-year and 2-year common share price returns; the 5-day, 10-day, 15-day, 20-day and 40-day volume weighted average common share price prior to the announcement of the Offer; the 60-day, 1-year, and 2-year average common share price prior to the announcement of the Offer.

Balance Sheet Analysis

Paradigm Capital reviewed the most recent audited and unaudited financial statements for Miramar. Paradigm Capital analyzed book value recorded for Miramar for the period ending June 30, 2007. In addition, Paradigm Capital analyzed the working capital and capital structure of Miramar and compared these ratios to the peer group. Paradigm Capital’s analysis of the balance sheet is an important component in determining the cost of capital to be used in the discounted cash flow analysis.

Conclusion

Based upon and subject to the foregoing and such other factors as Paradigm Capital considered relevant, Paradigm Capital is of the opinion that, as of the date hereof, the Offer is fair, from a financial point of view, to the shareholders of Miramar (other than Newmont, the offeror or the subsidiaries of Newmont).

Yours very truly,

PARADIGM CAPITAL INC.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibits:

1.1	Material Change report dated October 12, 2007 (filed herewith)

1.2	Support Agreement dated October 8, 2007 (filed herewith)

1.3	Press release dated October 9, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on October 9, 2007)

1.4	Press release dated October 9, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on October 10, 2007)

3

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2.    Consent to Service of Process

At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

MIRAMAR MINING CORPORATION

By:	/s/ Elaine Bennett
Elaine Bennett
Vice President & Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Material Change report dated October 12, 2007 (filed herewith)

1.2	Support Agreement dated October 8, 2007 (filed herewith)

1.3	Press release dated October 9, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on October 9, 2007)

1.4	Press release dated October 9, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on October 10, 2007)